Exhibit 99.1

Amdocs Limited Reports Quarterly Revenue of $903M, In Line With

Midpoint of Guidance on a Constant Currency Basis;

Reiterates FY15 Non-GAAP Diluted EPS Growth Outlook of 4.5%-7.5% YoY

Key highlights:

•	Signed definitive agreement on April 29, 2015, to acquire a substantial majority of Comverse’s business support systems (BSS) business unit assets for approximately $272 million in cash, subject to customary closing conditions. The Boards of Directors of Comverse and Amdocs have approved the transaction which, subject to the satisfaction of the conditions to closing, is expected to be completed before the end of September 2015

•	Second fiscal quarter revenue of $903 million, within the $900-$930 million guidance range. Excluding foreign currency movements, revenue was in line with the midpoint of our expectations. Foreign currency movements negatively affected revenue by approximately $16 million relative to the first quarter of fiscal 2015

•	Second fiscal quarter non-GAAP operating income of $153 million; non-GAAP operating margin of 17.0%; GAAP operating income of $138 million

•	Second fiscal quarter diluted non-GAAP EPS of $0.82, within the $0.78-$0.84 guidance range, excluding amortization of purchased intangible assets and other acquisition-related costs, changes in fair value of certain acquisition-related liabilities and equity-based compensation expense, net of related tax effects

•	Diluted GAAP EPS of $0.74 for the second fiscal quarter, above the $0.64-$0.72 guidance range

•	Free cash flow of $115 million for the second fiscal quarter

•	Repurchased $111 million of ordinary shares during the second fiscal quarter

•	Twelve-month backlog of $3.0 billion at the end of the second fiscal quarter, down $30 million from the end of the first quarter of fiscal 2015. Excluding foreign currency movements, twelve-month backlog was up $30 million from the end of the first quarter of fiscal 2015

•	The Board of Directors approved a $0.17 per share quarterly cash dividend to be paid on July 17, 2015

•	Third quarter fiscal 2015 guidance: Expected revenue of approximately $885-$925 million. Expected diluted non-GAAP EPS of approximately $0.79-$0.85, excluding amortization of purchased intangible assets and other acquisition-related costs and approximately $0.05-$0.06 per share of equity-based compensation expense, net of related tax effects. Expected diluted GAAP EPS of approximately $0.65-$0.73. Third quarter fiscal 2015 guidance does not incorporate any contribution from the acquisition of the Comverse BSS assets

•	Full year fiscal 2015 revenue guidance: Reiterates fiscal 2015 revenue growth within the range of 2.5% to 5.5% year-over-year on a constant currency basis relative to the guidance provided on November 4, 2014. Expects fiscal 2015 reported revenue growth of 0.3% to 3.3% year-over-year reflecting a negative impact from foreign currency movements of over 2% relative to the guidance provided on November 4, 2014. Full year fiscal 2015 guidance does not incorporate any contribution from the acquisition of the Comverse BSS assets

•	The impact of the acquisition of the Comverse BSS assets on Amdocs’ diluted non-GAAP earnings per share (excluding amortization of purchased intangible assets and other acquisition related costs and equity-based compensation expense, net of related tax effects) is expected to be neutral in the first year after closing, and accretive thereafter. The impact on diluted GAAP EPS will not be known until after Amdocs completes the purchase price allocation. Amdocs expects to incur acquisition-related expenses related to operating adjustments, restructuring charges and other acquisition-related costs

ST. LOUIS – April 29, 2015 – Amdocs Limited (NASDAQ: DOX) today reported that for its fiscal quarter ended March 31, 2015, revenue was $902.6 million, down 0.4% sequentially from the first fiscal quarter of 2015 and up 0.6% as compared to last year’s second fiscal quarter. Second fiscal quarter revenue includes a negative impact from foreign currency movements of approximately $16 million relative to the first quarter of fiscal 2015. Net income on a non-GAAP basis was $128.6 million, or $0.82 per diluted share, compared to non-GAAP net income of $131.9 million, or $0.81 per diluted share, in the second quarter of fiscal 2014. Non-GAAP net income excludes amortization of purchased intangible assets and other acquisition-related costs, changes in fair value of certain acquisition-related liabilities and equity-based compensation expenses of $12.4 million, net of related tax effects, in the second quarter of fiscal 2015 and excludes such amortization and other acquisition-related costs and equity-based compensation expenses of $21.5 million, net of related tax effects, in the second quarter of fiscal 2014. The Company’s GAAP net income for the second quarter of fiscal 2015 was $116.3 million, or $0.74 per diluted share, compared to GAAP net income of $110.4 million, or $0.68 per diluted share, in the prior fiscal year’s second quarter.

“We are pleased with our second fiscal quarter results, which included revenue in line with the mid-point of our expectations after adjusting for the negative impact of foreign currencies. We remained focused on delivering value to our customers, including in North America where market dynamics continue to change rapidly. In Europe, we strengthened relationships with some of our long-standing customers. EE, the UK’s largest mobile operator, has extended its managed services contract with Amdocs to develop and maintain its BSS platform. We also expanded our business within additional buying centers of existing customers. These include TeliaSonera where our mobile network optimization solutions have been selected to improve customer experience and network performance across Sweden, Norway, Finland, Estonia and Lithuania,” said Eli Gelman, president and chief executive officer of Amdocs Management Limited.

Gelman continued, “Our Rest-of-World markets delivered record revenue in the second quarter as we made progress on a number of highly complex transformation projects. Amdocs has just completed the deployment of an integrated Amdocs BSS platform to provide billing business services for Vodafone India’s enterprise customers. This is part of a larger BSS transformation program in which Vodafone India is also migrating all postpaid customers onto a consolidated Amdocs billing platform. At the same time, our sales momentum continued at new customers in these regions and included a BSS project award at Kcell, an affiliate of TeliaSonera and Kazakhstan’s largest mobile operator.”

Gelman said, “The strategic use of M&A remains an important vehicle for executing on our long-term objectives. Along these lines, today we signed a definitive agreement to acquire a substantial majority of the business support system assets of Comverse for approximately $272 million in cash. The acquisition geographically complements Amdocs’ market focus by expanding and diversifying Amdocs’ global customer base, particularly in Asia Pacific, Latin

America and Europe, and including Europe’s cable and satellite market. As we move forward, the strength of our company and unique business model will enable Amdocs to bring additional value, innovation and a broader range of offerings as we leverage our joint professional industry expertise for the benefit of our customers.”

Gelman concluded, “We returned more than 100% of free cash flow to shareholders in the second fiscal quarter, and with the stability of our business model and consistent operating execution, we remain committed to our balanced capital allocation framework over the long-term. Taking all factors into consideration, we are on-track to deliver diluted non-GAAP earnings per share growth of 4.5%-7.5% for the full fiscal year 2015, and, with our dividend yield, maximize the total return we expect to provide to shareholders.”

Financial Discussion of Second Fiscal Quarter Results

Free cash flow was $115 million for the quarter, comprised of cash flow from operations of $135 million less $20 million in net capital expenditures and other.

Twelve-month backlog, which includes anticipated revenue related to contracts, estimated revenue from managed services contracts, letters of intent, maintenance and estimated on-going support activities, was $3.0 billion at the end of the second quarter of fiscal 2015, down $30 million sequentially as reported but up $30 million sequentially on a constant currency basis.

Financial Outlook

Amdocs expects that revenue for the third quarter of fiscal 2015 will be approximately $885-$925 million. This outlook takes into consideration our expectations regarding macro and industry specific risks and various uncertainties resulting from current and potential customer consolidation activity in North America. However, we remind you that we cannot predict all possible outcomes.

Diluted earnings per share on a non-GAAP basis for the third fiscal quarter are expected to be $0.79-$0.85, excluding amortization of purchased intangible assets and other acquisition-related costs and approximately $0.05-$0.06 per share of equity-based compensation expense, net of related tax effects. Amdocs estimates GAAP diluted earnings per share for the third fiscal quarter will be $0.65-$0.73.

Quarterly Cash Dividend Program

On April 29, 2015, the Board approved the Company’s next quarterly cash dividend payment of $0.17 per share and set June 30, 2015 as the record date for determining the shareholders entitled to receive the dividend, which is payable on July 17, 2015.

Conference Call Details

Amdocs will host a conference call on April 29, 2015 at 5:00 p.m. Eastern Time to discuss the Company’s second fiscal quarter results. To participate, please dial +1 (888) 771-4371, or +1 (847) 585-4405 outside the United States, approximately 15 minutes before the call and enter passcode 39084990. The call will also be carried live on the Internet via the Amdocs website, www.amdocs.com.

Non-GAAP Financial Measures

This release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, including free cash flow, non-GAAP cost of revenue, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP interest and other expense, net, non-GAAP income taxes, non-GAAP effective tax rate, non-GAAP net income and non-GAAP diluted earnings per share growth. These non-GAAP measures exclude the following items:

•	amortization of purchased intangible assets and other acquisition-related costs;

•	changes in fair value of certain acquisition-related liabilities

•	equity-based compensation expense; and

•	tax effects related to the above.

These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs’ results of operations in conjunction with the corresponding GAAP measures.

Amdocs believes that the presentation of non-GAAP diluted earnings per share and other financial measures, including free cash flow, non-GAAP cost of revenue, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP interest and other expense, net, non-GAAP income taxes, non-GAAP effective tax rate, non-GAAP net income and non-GAAP diluted earnings per share growth when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations, as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business.

For its internal budgeting process and in monitoring the results of the business, Amdocs’ management uses financial statements that do not include amortization of purchased intangible assets and other acquisition-related costs, changes in fair value of certain acquisition-related liabilities, equity-based compensation expense and related tax effects. Amdocs’ management also uses the foregoing non-GAAP financial measures, in addition to the corresponding GAAP measures, in reviewing the financial results of Amdocs. In addition, Amdocs believes that significant groups of investors exclude these items in reviewing its results and those of its competitors, because the amounts of the items between companies can vary greatly depending on the assumptions used by an individual company in determining the amounts of the items.

Amdocs further believes that, where the adjustments used in calculating non-GAAP diluted earnings per share are based on specific, identified amounts that impact different line items in the Consolidated Statements of Income (including cost of revenue, research and development, selling, general and administrative, operating income, interest and other expense, net, income taxes and net income), it is useful to investors to understand how these specific line items in the Consolidated Statements of Income are affected by these adjustments. Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.

About Amdocs

For more than 30 years, Amdocs has ensured service providers’ success and embraced their biggest challenges. To win in the connected world, service providers rely on Amdocs to simplify the customer experience, harness the data explosion, stay ahead with new services and improve operational efficiency. The global company uniquely combines a market-leading BSS, OSS and network control and optimization product portfolio with value-driven professional services and managed services operations. With revenue of $3.6 billion in fiscal 2014, Amdocs and its over 22,000 employees serve customers in more than 80 countries.

Amdocs: Embrace Challenge, Experience Success.

For more information, visit Amdocs at www.amdocs.com.

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs’ growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, Amdocs’ ability to grow in the business markets that it serves, Amdocs’ and Comverse’s abilities to close Amdocs’ proposed acquisition of Comverse assets, Amdocs’ ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company’s products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, the Company specifically disclaims any obligation to do so. These and other risks are discussed at greater length in the Company’s filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2014 filed on December 8, 2014 and our Form 6-K furnished for the first quarter of fiscal 2015 on February 9, 2015.

Contact:

Matthew Smith

Head of Investor Relations

Amdocs

314-212-8328

E-mail: dox_info@amdocs.com

AMDOCS LIMITED

Consolidated Statements of Income

(in thousands, except per share data)

	Three months ended		Six months ended
	March 31,		March 31,
	2015	2014	2015	2014
Revenue	$902,578	$896,854	$1,808,865	$1,760,899

Operating expenses:
Cost of revenue	580,571	583,284	1,154,017	1,140,687
Research and development	62,805	63,104	126,446	125,429
Selling, general and administrative	107,186	110,438	220,766	222,397
Amortization of purchased intangible assets and other	14,016	16,180	28,115	27,848

	764,578	773,006	1,529,344	1,516,361

Operating income	138,000	123,848	279,521	244,538

Interest and other expense, net	1,669	1,908	125	3,312

Income before income taxes	136,331	121,940	279,396	241,226

Income taxes	20,070	11,583	32,145	29,434

Net income	$116,261	$110,357	$247,251	$211,792

Basic earnings per share	$0.75	$0.69	$1.59	$1.33

Diluted earnings per share	$0.74	$0.68	$1.57	$1.31

Basic weighted average number of shares outstanding	155,106	159,812	155,506	159,734

Diluted weighted average number of shares outstanding	157,357	162,251	157,738	162,048

Cash dividends declared per share	$0.170	$0.155	$0.325	$0.285

AMDOCS LIMITED

Selected Financial Metrics

(in thousands, except per share data)

	Three months ended		Six months ended
	March 31,		March 31,
	2015	2014	2015	2014
Revenue	$902,578	$896,854	$1,808,865	$1,760,899
Non-GAAP operating income	153,491	150,563	306,453	295,886
Non-GAAP net income	128,647	131,850	268,132	254,414
Non-GAAP diluted earnings per share	$0.82	$0.81	$1.70	$1.57
Diluted weighted average number of shares outstanding	157,357	162,251	157,738	162,048

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(in thousands)

	Three months ended March 31, 2015
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in fair value of certain acquisition- related liabilities	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$580,571	$—	$(3,737)	$8,350	$—	$585,184
Research and development	62,805	—	(817)	—	—	61,988
Selling, general and administrative	107,186	—	(5,271)	—	—	101,915
Amortization of purchased intangible assets and other	14,016	(14,016)	—	—	—	—

Total operating expenses	764,578	(14,016)	(9,825)	8,350	—	749,087

Operating income	138,000	14,016	9,825	(8,350)	—	153,491

Interest and other expense, net	1,669	—	—	—	—	1,669

Income taxes	20,070	—	—	—	3,105	23,175

Net income	$116,261	$14,016	$9,825	$(8,350)	$(3,105)	$128,647

	Three months ended March 31, 2014
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$583,284	$—	$(4,369)	$—	$578,915
Research and development	63,104	—	(872)	—	62,232
Selling, general and administrative	110,438	—	(5,294)	—	105,144
Amortization of purchased intangible assets and other	16,180	(16,180)	—	—	—

Total operating expenses	773,006	(16,180)	(10,535)	—	746,291

Operating income	123,848	16,180	10,535	—	150,563

Income taxes	11,583	—	—	5,222	16,805

Net income	$110,357	$16,180	$10,535	$(5,222)	$131,850

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(in thousands)

	Six months ended March 31, 2015
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in fair value of certain acquisition- related liabilities	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$1,154,017	$—	$(7,981)	$24,906	$—	$1,170,942
Research and development	126,446	—	(1,754)	—	—	124,692
Selling, general and administrative	220,766	—	(13,988)	—	—	206,778
Amortization of purchased intangible assets and other	28,115	(28,115)	—	—	—	—

Total operating expenses	1,529,344	(28,115)	(23,723)	24,906	—	1,502,412

Operating income	279,521	28,115	23,723	(24,906)	—	306,453

Interest and other expense, net	125	—	—	3,921	—	4,046

Income taxes	32,145	—	—	—	2,130	34,275

Net income	$247,251	$28,115	$23,723	$(28,827)	$(2,130)	$268,132

	Six months ended March 31, 2014
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$1,140,687	$—	$(8,923)	$—	$1,131,764
Research and development	125,429	—	(1,805)	—	123,624
Selling, general and administrative	222,397	—	(12,772)	—	209,625
Amortization of purchased intangible assets and other	27,848	(27,848)	—	—	—

Total operating expenses	1,516,361	(27,848)	(23,500)	—	1,465,013

Operating income	244,538	27,848	23,500	—	295,886

Income taxes	29,434	—	—	8,726	38,160

Net income	$211,792	$27,848	$23,500	$(8,726)	$254,414

AMDOCS LIMITED

Condensed Consolidated Balance Sheets

(in thousands)

	As of
	March 31, 2015	September 30, 2014
ASSETS

Current assets
Cash, cash equivalents and short-term interest-bearing investments	$1,292,489	$1,424,465
Accounts receivable, net, including unbilled of $103,752 and $134,523, respectively	732,803	715,837
Deferred income taxes and taxes receivable	165,031	148,346
Prepaid expenses and other current assets	134,865	135,326

Total current assets	2,325,188	2,423,974

Equipment and leasehold improvements, net	285,402	288,956
Goodwill and other intangible assets, net	2,085,788	2,106,452
Other noncurrent assets	347,517	365,895

Total assets	$5,043,895	$5,185,277

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable, accruals and other	$800,848	$785,548
Short-term financing arrangements	—	210,000
Deferred revenue	185,234	156,743
Deferred income taxes and taxes payable	63,633	48,456

Total current liabilities	1,049,715	1,200,747
Other noncurrent liabilities	540,856	588,694
Shareholders’ equity	3,453,324	3,395,836

Total liabilities and shareholders’ equity	$5,043,895	$5,185,277

AMDOCS LIMITED

Consolidated Statements of Cash Flows

(in thousands)

	Six months ended March 31,
	2015	2014
Cash Flow from Operating Activities:
Net income	$247,251	$211,792
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	83,303	76,739
Equity-based compensation expense	23,723	23,500
Deferred income taxes	(27,260)	9,690
Excess tax benefit from equity-based compensation	(3,628)	(438)
Loss from short-term interest-bearing investments	283	679
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable	(14,623)	(30,503)
Prepaid expenses and other current assets	3,522	(6,424)
Other noncurrent assets	14,898	(14,867)
Accounts payable, accrued expenses and accrued personnel	8,428	36,041
Deferred revenue	18,762	17,529
Income taxes payable	18,363	(16,273)
Other noncurrent liabilities	(29,388)	10,088

Net cash provided by operating activities	343,634	317,553

Cash Flow from Investing Activities:
Payments for purchase of equipment and leasehold improvements, net	(59,334)	(51,971)
Proceeds from sale of short-term interest-bearing investments	123,073	178,462
Purchase of short-term interest-bearing investments	(121,585)	(189,691)
Net cash paid for acquisitions	(8,099)	(173,643)
Other	509	3,151

Net cash used in investing activities	(65,436)	(233,692)

Cash Flow from Financing Activities:
Payments under financing arrangements	(210,000)	(200,000)
Repurchase of shares	(212,195)	(168,933)
Proceeds from employee stock options exercised	58,116	98,327
Payments of dividends	(48,377)	(41,564)
Excess tax benefit from equity-based compensation	3,628	438
Other	(5)	(281)

Net cash used in financing activities	(408,833)	(312,013)

Net decrease in cash and cash equivalents	(130,635)	(228,152)
Cash and cash equivalents at beginning of period	1,103,269	1,014,192

Cash and cash equivalents at end of period	$972,634	$786,040

AMDOCS LIMITED

Supplementary Information

(in millions)

	Three months ended
	March 31, 2015	December 31, 2014	September 30, 2014	June 30, 2014	March 31, 2014
North America	$646.7	$659.1	$662.7	$647.2	$651.7
Europe	97.6	106.9	105.3	114.6	113.8
Rest of the World	158.3	140.3	132.3	140.7	131.4

Total Revenue	$902.6	$906.3	$900.3	$902.5	$896.9

	As of
	March 31, 2015	December 31, 2014	September 30, 2014	June 30, 2014	March 31, 2014
Managed Services Revenue	$448.8	$467.1	$436.4	$438.0	$426.3

	Three months ended
	March 31, 2015	December 31, 2014	September 30, 2014	June 30, 2014	March 31, 2014
Customer Experience Systems	$877.1	$882.4	$871.5	$870.8	$863.6
Directory	25.5	23.9	28.8	31.7	33.3

Total Revenue	$902.6	$906.3	$900.3	$902.5	$896.9

	As of
	March 31, 2015	December 31, 2014	September 30, 2014	June 30, 2014	March 31, 2014
12-Month Backlog	$3,000	$3,030	$3,000	$2,970	$2,940

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